Filed Pursuant to Rule 424(b)(7)

Registration No. 333-298541

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 25, 2026)

POLAR POWER, INC.

Up to 8,653,774 Shares of Common Stock

This prospectus relates to the offer and resale from time to time by the Selling Stockholders named herein (the “Selling Stockholders”) of up to 8,653,774 shares (the “Shares”) of our common stock, par value $0.0001 per share (“Common Stock”). Certain of the Selling Stockholders will be selling Shares to be issued to them pursuant to their conversion of certain convertible notes or preferred stock or their exercise of certain warrants. The exact number of shares of our Common Stock that may be issued to Selling Shareholders pursuant to the convertible notes and preferred stock is not currently determinable because the applicable conversion prices are variable and are determined by reference to the market price of our Common Stock at the time of conversion. The number of shares set forth in this prospectus is an estimate determined by us and does not necessarily reflect the number of shares that will actually be issued or resold. See “Risk Factors.”

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. However, certain of the Selling Stockholders may acquire the Shares they are selling in this offering through their exercise of warrants, and we would receive the proceeds of any exercise of the warrants to the extent they are exercised for cash. See “Use of Proceeds.”

The Selling Stockholders may offer and sell the shares of Common Stock from time to time at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders may sell shares through agents, broker-dealers, or underwriters, or directly to purchasers. For additional information on the methods of sale that may be used by the Selling Stockholders, see “Plan of Distribution.”

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “POLA.” On October 27, 2026, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $0.6429 per share.

We are a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. See “Prospectus Summary—Implications of Being a Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 28, 2026.

Selling Stockholders

The following information amends and supplements the information that appears under the heading “Selling Stockholders” beginning on page 11 of the prospectus. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the prospectus.

Mayers Ventures LLC, a Selling Stockholder included in the prospectus, transferred the securities it holds in the Company to Mandragula Ltd. The table that appears under the heading “Selling Stockholders” in the prospectus is being amended and supplemented to (i) remove Mayers Ventures LLC as a Selling Stockholder and (ii) add Mandragula Ltd. as a Selling Stockholder. This prospectus supplement does not impact any other Selling Stockholder set forth in the table appearing under the heading “Selling Stockholders” in the prospectus.

The percentages of Common Stock owned after the offering by the Selling Stockholder below are based on 4,309,319 shares of our Common Stock outstanding as of September 10, 2026, and assumes the exercise or conversion of any securities exercisable or convertible into Common Stock owned by such Selling Stockholder but not the exercise or conversion of such securities owned by any other Selling Stockholder. All information regarding the Selling Stockholder identified below was provided by that Selling Stockholder.

	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock Offered Pursuant to this	Number of Shares of Common Stock Owned After Offering
Name of Selling Stockholders	Number	Percent(1)	Prospectus	Number(2)	Percent
Mandragula Ltd. (5)	478,281	9.99%	847,730	0	-

(1) Percentage ownership is based on a denominator equal to the sum of (i) 4,309,319 shares of our Common Stock outstanding as of September 10, 2026 and (ii) the number of shares of Common Stock that may become issuable to that Selling Stockholder within the next 60 days upon its exercise or conversion of securities it beneficially owns.

(2) Assumes the sale of all shares of Common Stock being offered pursuant to this prospectus.

(5) Maximum number of shares offered consists of 763,889 shares of Common Stock issuable upon conversion of a Convertible Note and 83,841 shares of Common Stock issuable upon the exercise of Warrants. The exact number of shares that may be issued to Mandragula Ltd. pursuant to the Note is not currently determinable because the applicable conversion prices are variable and are determined by reference to the market price of our Common Stock at the time of conversion. This figure assumes that the Note converts at the Floor Price set forth in the Note. Number of shares owned prior to offering reflects a limit on convertibility and exercise equal to 9.99% of total shares outstanding. The shares as referenced herein are directly held by Mandragula Ltd., and may be deemed to be indirectly beneficially owned by Gur Aryeh Segal, who may be deemed to have sole voting and dispositive power with respect to the shares held by Mandragula Ltd. The address of Mandragula Ltd. is 8 Gavish Street, Bet Sarel, Netanya, Israel.

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